Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	TransUnion Holding Company, Inc.			TransUnion Corp.
	Three Months Ended March 31, 2014	Twelve Months Ended December 31, 2013	From Date of Inception Through December 31, 2012	Predecessor and Successor Combined December 31, 2012	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009
Fixed Charges:
Interest Expense	$50.8	$197.6	$125.0	$113.3	$126.4	$90.1	$4.0
Interest capitalized (on internally developed software)	0.2	0.9	0.4	0.7	0.6	0.3	—
Amortized loan costs not recorded as interest expense	—	0.1	—	0.1	1.6	2.7	0.3
Estimate of interest expense within rental expense	—	—	—	—	—	—	—
Total fixed charges	$51.0	$198.6	$125.4	$114.1	$128.6	$93.1	$4.3

Earnings:
Income from continuing operations before tax	$(13.6)	$(25.9)	$2.7	$8.3	$67.1	$83.0	$205.7
Less income of noncontrolling interests	(1.2)	(6.9)	(4.9)	(7.4)	(8.0)	(8.3)	(8.1)
Less income from equity investees	(3.6)	(13.7)	(8.0)	(12.1)	(11.4)	(8.4)	(5.3)
Plus fixed charges	51.0	198.6	125.4	114.1	128.6	93.1	4.3
Plus amortization of capitalized interest	0.1	0.4	0.2	0.3	0.3	—	—
Dividends from equity method investees	0.3	10.1	9.3	9.7	8.0	4.9	4.1
Less interest capitalized	(0.2)	(0.9)	(0.4)	(0.7)	(0.6)	(0.3)	—
Total earnings	$32.8	$161.7	$124.3	$112.2	$184.0	$164.0	$200.7

Ratio of earnings to fixed charges	0.6	0.8	1.0	1.0	1.4	1.8	46.7
Earnings shortfall	$18.2	$36.9	$1.1	$1.9	$—	$—	$—